FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information the resignation of a member of Banco de Chile’s board of directors and the appointment of a new director and Vice-Chaiman of Banco de Chile.

Santiago, January 21, 2026

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

 Ref.: Material Information/

Banco de Chile

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045 on Securities Market, Chapter 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule (“NCG”) 30 of the CMF, I inform you as Material Information that in Board of Directors' extraordinary meeting BCH E-123, held on January 21, 2026, Mr. Francisco Pérez Mackenna has submitted his resignation to the position of Director and Vice-Chairman of Banco de Chile, effective January 31, 2026. The Board of Directors acknowledged the above-mentioned resignation, accepted it effective on the indicated date, and expressed its gratitude for his support and work in the Board, contributing to the development of the Institution.

In addition, at the aforementioned meeting, the Board of Directors resolved to appoint Mr. Óscar Hasbún Martínez as a Director, replacing Mr. Francisco Pérez Mackenna, with effect as of February 1, 2026, and until the next ordinary shareholders’ meeting.

Finally, at the meeting referred to above, the Board of Directors resolved to appoint the Director Mr. Jean-Paul Luksic Fontbona as Vice Chairman of the Board of Directors, with effect as of February 1, 2026.

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2026

Banco de Chile

/s/ Eduardo Ebensperger Orrego
	By:	Eduardo Ebensperger Orrego
CEO